

KROLL BOND RATING AGENCY, LLC

Form NRSRO Annual Certification

**EXHIBIT 8:
Information Regarding
Credit Analysts and
Credit Analyst
Supervisors**

Form NRSRO Exhibit 8

Exhibit 8. Provide in this Exhibit the following information about the Applicant/NRSRO's credit analysts and the persons who supervise the credit analysts:

- The total number of credit analysts (including credit analyst supervisors);

- The total number of credit analyst supervisors;

- A general description of the minimum qualifications required of the credit analysts, including education level and work experience (if applicable, distinguish between junior, mid, and senior level credit analysts); and

- A general description of the minimum qualifications required of the credit analyst supervisors, including education level and work experience.

NUMBER OF CREDIT ANALYSTS

As of December 31, 2025, Kroll Bond Rating Agency, LLC ("KBRA") and its credit rating affiliates had 332 credit analysts (including credit analyst supervisors), and 77 credit analyst supervisors.

QUALIFICATIONS FOR CREDIT ANALYSTS AND CREDIT ANALYST SUPERVISORS

In general, KBRA may hire or promote personnel based on qualifications that KBRA deems acceptable. Junior level credit analysts typically have a bachelor's degree in Finance, Economics, Accounting or Computer Science, although a degree in a related field or equivalent experience may be acceptable. Junior level credit analysts generally perform research and provide analytical support to more senior analysts. Senior credit analysts and credit analyst supervisors typically have advanced degrees in Finance, Economics, or a related field, and/or significant (10 years or more) relevant work experience. Senior analysts and credit analyst supervisors are responsible for ensuring the integrity and the quality control of the ratings function.

***